

Mail Stop 3010

May 26, 2010

VIA USMAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

> **Re:** **ML Select Futures I L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-50269**

Dear Mr. Ferri:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director